SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	July 26, 2006 at 9.45 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso’s Profit 2007 programme ahead of schedule

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s Profit 2007 profit improvement programme is proceeding ahead of schedule and the target of an improvement of EUR 300 million in annual pre-tax profit from mid 2007 onwards is expected to be exceeded. By the end of the second quarter of 2006, a total of EUR 159 million of the targeted profit improvement had been achieved. The profit improvement target of the Profit 2007 programme is based on 2005 price and cost levels and is net of implementation costs.

Stora Enso launched its Profit 2007 programme in April 2005 and announced details of the programme in October 2005. The aim of the programme is to secure better financial performance and long-term competitiveness in Europe. The main measures for achieving the profit improvement target are:

•	Reduction in production costs

•	Reduction in support and administration costs

•	Improvement in sales and production mix

Production costs

The target is to reduce annual production costs by EUR 160 million. By the end of the second quarter of 2006, EUR 104 million of annual production cost reductions had been achieved, mainly through:

•	Energy-saving programmes at various mills

•	Reduced use of chemical pulp and recipe changes

•	More efficient and globally co-ordinated purchasing

•	Further optimisation of logistics

The target will most likely be exceeded by mid 2007.

Support and administration costs

The target is to reduce annual support and administration costs by EUR 120 million. By the end of the second quarter of 2006, EUR 40 million of cost reductions had been achieved through:

•	Reorganising the sales network

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2 (3)

•	Restructuring logistic operations

•	Cost savings in IT through standardisation, consolidation and centralised procurement

•	Extending Human Resources and Accounting shared services in Finland, Sweden and Germany

•	Integrating administration of various mills in Finland, Sweden and Germany

•	Moving the Fine Paper management and a major part of Financial Services (Treasury) operations from London to Helsinki

The target is expected to be achieved slightly later than the scheduled by mid 2007.

Sales and production mix

The profit improvement target to be achieved by improving sales and production mix is estimated to be EUR 20 million. By the end of the second quarter of 2006, an improvement of EUR 15 million in annual profit had been achieved through:

•	Improving product portfolios at various mills

•	Better customer focus and pipeline management

The target will most likely be exceeded by mid 2007.

Personnel reductions

Reductions in personnel so far total 1 245, out of an anticipated 2 000 due to the programme - half of them white-collar and half blue-collar staff, and slightly more than half in the Nordic countries and the rest elsewhere in Europe.

Additionally, only 90 of the 600–700 possible personnel outsourcing opportunities identified have been implemented, mainly in Finland. “In Finland outsourcing has not proceeded as anticipated. Only a few of the negotiations with labour union regarding outsourcing have so far been concluded successfully. This is a disappointment for us and we will intensify our efforts to reach the original target. Outsourcing contracts are imperative for future investments in Finland,” says CEO, Jukka Härmälä.

Stora Enso will report on the progress of the Profit 2007 programme semi-annually, next time in conjunction with the full year results.

Asset Performance Review (APR) and mills under scrutiny

Stora Enso also launched its Asset Performance Review in April 2005 and announced details of the programme in October 2005. So far the following actions have taken place:

•	Signing of the agreement to divest Pankakoski Mill in Finland (July 2006)

•	Signing of the agreement to divest Celbi Pulp Mill in Portugal (June 2006)

•	Divestment of Grycksbo Mill in Sweden (March 2006)

•	Divestment of Linghed Sawmill in Sweden (March 2006)

Stora Enso Oyj

Business ID 1039050-8

3 (3)

•	PM3 and PM4 at Corbehem Mill in France ceased production at the end of June 2006; personnel will be reduced by 340 by the end of September 2006 and by a further 60 by the end of 2006

•	Closure of PM1 at Varkaus Mill in Finland in December 2006 decided

•	Closure of Hammarby Mill in Sweden (May 2006)

•	Closure of PM31 at Stevens Point Mill in USA (March 2006)

The APR process is proceeding according to plan and the mills placed under scrutiny are being evaluated with reference to their financial performance and strategic fit within the Group. Decisions about the future of the mills under scrutiny will be announced no later than in conjunction with the third quarter results.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso will announce its second quarter results at 13.00 p.m. Finnish time (12.00 CET) on Wednesday 26 July 2006.

A map of the mills that are a part of the Asset Performance Review is available at http://bmt.storaenso.com/storaensolink.jsp?imageid=press26072006

Please, copy and paste the link into your web browser.

Previous press releases concerning Stora Enso’s profit improvement programme available at www.storaenso.com/press:

- 21 July 2006: Stora Enso sells its Pankakoski Mill to a group of private investors

-8 June 2006: Stora Enso sells its Celbi Pulp Mill to Altri

-31 March 2006: Stora Enso finalises the divestment of Grycksbo Mill

-22 March 2006: Stora Enso Timber restarts Veitsiluoto Sawmill at lower production volume

-2 March 2006: Stora Enso to sell its Grycksbo and Linghed mills

-21 December 2005: Stora Enso’s profitability improvement programmes ahead of schedule

-27 October 2005: Stora Enso creates platform for stronger financial performance

-23 August 2005: Stora Enso is exploring the possibility of selling its Grycksbo Mill

-20 June 2005: Stora Enso Timber completes negotiations with its personnel at Veitsiluoto Sawmill

-3 May 2005: Stora Enso Timber to start negotiations with its personnel at Veitsiluoto Sawmill

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel